

May 3, 2010


By facsimile to (302) 773-0737 and U.S. Mail

Ms. Ellen J. Kullman
Chair of the Board and Chief Executive Officer
E. I. du Pont de Nemours and Company
1007 Market Street
Wilmington, DE 19898

Re:    E. I. du Pont de Nemours and Company
       Definitive Proxy Statement on Schedule 14A
       Filed March 19, 2010
       File No. 1-815

Dear Ms. Kullman:

We have reviewed your filing and have the comment below.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions that you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Annual Short-Term Incentives, page 29

1. Please clarify for us, with a view toward disclosure in future filings, how the annual short term incentive amount is determined for each named executive officer. We note the formula provided on page 30; however, it is unclear what the "Target STIP Percent" is and how it and the various payout factors are determined, including the extent to which they are related to the achievement of any goals identified with respect to the various metrics listed in the table. Please also clarify what the "Performance %" depicted in the table at the end of the page is, how it is determined, and how it relates to the weighting and payout factors.

Closing

Please respond to the comment within 10 business days, or tell us when you will provide us a response. Please provide us a response letter that keys your response to our comment and provides any requested information. Detailed letters greatly facilitate our review.  Please furnish your response on EDGAR as correspondence.  Please understand that we may have additional comments after reviewing your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures that they have made.

In connection with responding to our comment, please provide a written statement from the company acknowledging that:

- The company is responsible for the adequacy and accuracy of the disclosure in its filings.

- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings.

- The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information that you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

You may contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or me at (202) 551-3765 if you have any questions about the comment or related matters.

Very truly yours,


Pamela A. Long
Assistant Director